Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Portage Fintech Acquisition Corporation on Form S-1 of our report dated April 6, 2021, except for Subsequent Events in Note 9, as to which the date is June 17, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Portage Fintech Acquisition Corporation as of March 23, 2021 and for the period from March 17, 2021 (inception) through March 23, 2021 which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

June 17, 2021